As filed with the Securities and Exchange Commission on August 23, 2001

                                                      Registration No. 333-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                    FORM F-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933



                             COMMTOUCH SOFTWARE LTD.
             (Exact name of Registrant as specified in its charter)

              Israel                                    Not Applicable
 (State or other jurisdiction of                      (I.R.S. Employer
  incorporation or organization)                     Identification No.)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
   (Address and telephone number of Registrant's principal executive offices)

                               c/o Commtouch Inc.
                     Sunil Bhardwaj, Chief Financial Officer
                               2029 Stierlin Court
                      Mountain View, California 94043-4655
                                 (650) 864-2000
            (Name, address and telephone number of agent for service)

                                   Copies to:
          Lior O. Nuchi                           Aaron M. Lampert
       Venrice R. Palmer                       Noga Devesceri Spira
         Einat Meisel                           Naschitz, Brandes & Co.
       McCutchen, Doyle,                         5 Tuval Street
      Brown & Enersen, LLP                     Tel Aviv 67897 Israel
       Three Embarcadero
    San Francisco, CA 94111


         Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities

Act  registration   statement  number  of  the  earlier  effective  registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                          Calculation of Registration Fee
=============================== =========== ====================== =============================== ===================
                                                   Proposed
     Title of Each Class                            Maximum                    Proposed
        of Securities          Amount to be      Aggregate Price           Maximum Aggregate           Amount of
      To Be Registered          Registered        Per Unit(1)               Offering Price         Registration Fee(2)
------------------------------- ----------- ---------------------- ------------------------------- -------------------
ordinary shares, NIS 0.05
nominal value per share......   1,406,612           $0.45                    $632,975.40                 $158.24
=============================== =========== ====================== =============================== ===================

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Company's ordinary shares as reported on the Nasdaq National Market System on August 21, 2001.

(2) The Registrant initially filed a registration statement on Form F-1 (Registration No. 333-31836) on March 6, 2000 (the "Form F-1"), to register certain offers and sales of its ordinary shares as set forth in that registration statement. Subsequently, the Registrant withdrew the Form F-1 on April 12, 2001. The Registrant is filing this registration statement on Form F-3 to register the reoffer and resale of the securities indicated on this cover page. A registration fee of $49,468.00 was paid in connection with the filing of the Form F-1. Pursuant to Rule 457(p), the aggregate total dollar amount of the filing fee associated with the unsold ordinary shares under the F-1 has previously been offset by the filing fee in the amount of $119.80 for Registration Statement on Form S-8 No. 333-65532. The remaining balance of $49,348.20 is being further offset against the total filing fee due for this registration statement.

================================================================================

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                      SUBJECT TO COMPLETION, DATED __, 2001

PROSPECTUS

Commtouch Software Ltd.

1,406,612 Ordinary Shares


--------------------------------------------------------------------------------

         As we describe further below under "Offer Statistics and Expected Timetable and Plan of Distribution," the Selling Securityholders identified in this prospectus are selling up to 1,406,612 of our ordinary shares, some of which underlie warrants and options held by some of the Selling Securityholders. The warrants and options themselves are not being offered by this prospectus. The Selling Securityholders acquired the ordinary shares as a result of our acquisition of Wingra Incorporated in December 2000. The ordinary shares offered hereby have been registered pursuant to registration rights granted to the Selling Securityholders by the Company in connection with the Wingra acquisition. These securities may be offered from time to time by the Selling Securityholders through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. The Selling Securityholders will receive all of the proceeds from this offering and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the securities. We will pay the expenses of registration of this offering.

         The Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

         In addition, approximately 5% of the shares being offered are being held in escrow until December 5, 2001 in connection with payment of possible future claims by us arising out of the Wingra acquisition. Because of this restriction, the Selling Securityholders have no present intention to sell approximately 5% of the shares being offered by this prospectus until on or after December 5, 2001. Also, approximately an additional 15% of the shares to which this prospectus relates are subject to an agreement between us and the Selling Securityholders which prohibits each of them from transferring, selling or otherwise disposing of his or her shares until December 20, 2001. Because of this restriction, the Selling Securityholders have no present intention to sell approximately an additional 15% of their respective ordinary shares being offered by this prospectus until on or after December 20, 2001.

         The ordinary shares are being offered by the Selling Securityholders subject to prior sale, subject to their right to reject offers in whole or in part and subject to certain other conditions.

         The Selling Securityholders may be deemed to be "underwriters" within the meaning of the Securities Act and any profits realized by them may be deemed to be underwriting commissions. Any broker-dealers that participate in the distribution of ordinary shares also may be deemed to be "underwriters," as defined in the Securities Act, and any commissions or discounts paid to them, or any profits realized by them upon the resale of any securities purchased by them as principals, may be deemed to be underwriting commissions or discounts under the Securities Act. The sale of the ordinary shares is subject to the prospectus delivery requirements of the Securities Act.

         Our ordinary shares are currently traded on the Nasdaq National Market under the symbol "CTCH." On August21, 2001 the last reported sales price of an ordinary share on the Nasdaq National Market was $0.45 per share.

--------------------------------------------------------------------------------
     This investment involves risk. See "Risk Factors" beginning on page 5.
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is ___________ , 2001

                                TABLE OF CONTENTS

                                                                            Page
                                                                           -----
Special Note Regarding Forward-Looking Information...........................  i
Summary ....................................................................   1
Risk Factors ...............................................................   5
The Offer and Listing.......................................................  20
Reasons for the Offer and Use of Proceeds ..................................  21
Selling Securityholders ....................................................  21
Description of Share Capital ..............................................   23
Shares Eligible for Future Sale ............................................  26
Offer Statistics and Expected Timetable and Plan of Distribution............  28
Legal Matters ..............................................................  30
Experts ....................................................................  30
Where You Can Find More Information ........................................  31
Information Incorporated by Reference ......................................  31
Enforceability of Civil Liabilities ........................................  32

--------------------------------------------------------------------------------

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION


This document contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, beliefs, expectations and intentions. In some cases, you can identify forward-looking statements by our use of words such as "expects," "anticipates," "believes," "intends," "plans," "seeks" and "estimates" and similar expressions. Our actual results, levels of activity, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to these differences include those discussed in our Annual Report on Form 20-F, as amended, which is on file with the Securities and Exchange Commission.

                                     SUMMARY


Unless otherwise indicated, all references in this prospectus to "Commtouch," "the Company," "we," "us" or "our" are to Commtouch Software Ltd. and its wholly-owned subsidiaries, Commtouch Inc., Commtouch (UK) Ltd, Commtouch Latin America Inc. and Wingra Technologies Inc., and its majority-owned subsidiary Commtouch K.K. (Japan).



Commtouch


We are a leading global provider of outsourced email and messaging solutions to small, medium and large enterprises and their service providers, as well as internet-centric organizations including web portals and web sites.

Our main  target  customers  include  companies  that  specialize  in  providing
communications  applications  to  enterprises:   ASPs,  ISPs,  telecoms,  CLECs,
wireless carriers, data centers, systems integrators, and IT consultants.

Email and messaging is complex and requires focus to implement, deliver and maintain. Today's robust solutions include: the ability to address both front-end and back-end requirements, anytime-anywhere access, and features such as anti-virus protection, unified messaging, calendaring, group scheduling, file sharing, and collaboration. Technologies for the future are necessitating that email and messaging adapt and change with the new innovations. With outsourced email and messaging being less expensive to construct and maintain than in-house "build" solutions, and with IT developers and administrators in short supply, and companies needing to focus resources on their area of core expertise, the demand for outsourced email and messaging has proliferated in the last several years. Our flexible technology and economies of scale enable us to provide email solutions in a cost-effective manner, allowing businesses to achieve significant economic advantages. As rapid time to market is often critical to our customers, our reputation for quick deployment is a significant advantage in the outsourced email and marketing industry. Additionally, we provide comprehensive maintenance and administration of our email services, which eliminates the need for our customers to undertake the significant burden of developing and maintaining an in-house email system.

With 10 years of experience in email and messaging we have proven that our solutions, which utilize the cost-efficient Microsoft NT(R) platform, are quickly deliverable, scalable, reliable, and integrate well with a variety of communications applications that enterprises view as critical to providing them with a mission critical service and competitive advantage in the marketplace.

In addition to providing the infrastructure and software for enterprise-grade email and messaging solutions, we are also a service-driven company, providing 24/7 management for the customer, either remotely or onsite. We offer a variety of professional services to enterprises: facilitating the transition from legacy email and messaging systems to new, advanced systems (via our subsidiary Wingra Technologies); integrating email and messaging with such applications as wireless communications, video and audio communications, and customer relations management; and allowing for unified communications in which email, instant messaging, voice, and other data communications are accessible anytime, anywhere.

We are recognized as one of the few companies with the depth and breadth of expertise in email and messaging. We currently partner with a variety of organizations. We provide service level agreements (SLAs) for our customers that use our enterprise-grade email and messaging solutions.

We offer outsourced anytime-anywhere email and messaging solutions to three segments of the market:

         Large enterprises and their service providers

         o Hosted Exchange

                  o Our carrier-grade messaging and collaboration hosting service enables small and medium enterprises and their service providers to create, store and share information, as well as act on that information with speed and intelligence.

                  o Our service is built on top-quality-hardware. The Microsoft(R) Exchange Hosting service includes the complete management and monitoring of systems, technical support and comes with a 99.5% availability guarantee.

                  o Our users benefit from McAfee(TM) virus protection and spam blocking, full Outlook functionality, and enhanced Outlook Web Access as well as public folders. Another feature,
                  xManage(TM), a Commtouch developed, secure web-based administration tool, is brandable for resellers.

                  o xManage is a web-based service management tool that provides enterprises and resellers the ability to enable end-customers and users to self-administer their otherwise complex hosted Exchange environments without training, support or technical knowledge. xManage is the industry's leading tool for delivering Total Cost of Ownership (TCO) savings to corporations, as well as speed to market and customer value for new Exchange 2000 hosting resellers.

                  o Our optional services include VPN (virtual private network) support, a 99.9% high-availability Service Level Agreement
                  (SLA) and automated mail migration via Exchange Migrator(TM), built by our subsidiary Wingra.

                  o Our growing list of advanced features that are scheduled to be rolled out during 2001 include wireless access, content filtering and policy management, as well as unified messaging features.

         Service Providers Targeted at Small and Medium Size Enterprises

                  o Our Service Provider Solution enables service providers to easily manage the email and messaging features/services that they in turn provide to their end users, mainly small and medium size enterprises. Our solution provides:

                           o Anytime, anywhere access to accounts from standard desktop email clients (e.g. Microsoft Outlook, Qualcomm Eudora, or Netscape Messenger), Web browsers and wireless devices, such as WAP-enabled mobile phones.

                           o Message notification on an advanced platform, to pagers, mobile phones, instant messengers and other email addresses.

                           o  Integrated,   Web-based  applications,   including
                           calendar, task manager, contact center, notes, short message service (SMS), and more.

                           o Customization of the Web email client interface to extend an organization's brand.

                           o Multiple language support for a multilingual user base.

                  o We also offer Service Providers the option to license and install our software and technology, where circumstances allow. In this offering, the customer licenses the Service Provider Solution, installs it in-house, and offers messaging and email from its own data center facility. Advantages and features include:

                           o A complete software version of the Service Provider Solution, including all advanced features mentioned above.

                           o Complete design of the required architecture for running the Software.

                           o A dedicated installation team to install the system and software in a timely and cost effective fashion.

                           o A pricing model based on an upfront license fee, and an annual 20% support contract.

                           o An optional 24/7 remote monitoring and system administration function for customers that require on-going management.

                  o  Our  Service  Provider  Solution   provides   comprehensive
                  administrative capabilities

                           o Our well-documented XML APIs (application programming interface) allow a service provider to integrate email administrative activities and customer data into its current applications and systems.

                           o Our domain-level management gives the service provider the option of delegating administration to its customer to lower the service provider's support costs.

                           o Our detailed reports provide essential information for billing and usage statistics.

                           o  Our  ability  to  fully   secure  SSL   management
                           transactions ensure that service provider's data is safe.

                           o Our Online Management Center (OMC) provides the service provider with a user-friendly administration interface equipped with a broad-range of account provisioning functionality, as an alternative to using APIs.

         Internet-centric organizations (web portals and web sites that provide free email and messaging to their customers and site visitors)

                  o Our solution is easy to use and provides a broad range of functionality. This includes the ability for end users to collect email from other email accounts, create folders, attach electronic documents, store messages, maintain a contact center, maintain an integrated calendar, create distribution lists and establish user profiles and signatures. Our service uses IMAP4, an advanced email protocol, which allows email folders to be accessed from multiple email environments.

                  o The value of our solution is increased by our provision of additional services, such as those which allow end users to send and receive voicemail and pages from the emailbox; access the Web-based emailbox from an off-line client (such as
                  Microsoft   Outlook);   and  have  email  forwarded  to  other
                  addresses.

                  o Our solutions are aimed at increasing the potential for our customers to generate revenue by increasing the "stickiness" of their websites. We believe that traffic to our customers' websites should increase as end users frequently visit the website to check their email. The benefits of increased website stickiness include more frequent communication with end users, enhanced customer loyalty and the potential opportunity to generate revenues from advertising, direct marketing and e-commerce transactions.


Because we have a limited operating history providing outsourced email services to the service provider, telecommunications and enterprise markets, it is difficult to evaluate our business and prospects. We commenced operations in 1991, but we began commercially selling Web-based email services only in 1998 after changing our strategic focus from the sale, maintenance and service of stand-alone email client software products for mainframe and personal computers. During the third quarter of 2000, we began the process of repositioning the company to provide outsourced email and messaging services to the service provider, telecommunications and enterprise markets primarily through channel partners. This change required us to adjust our business processes and to restructure
Commtouch to become an outsourced email service provider. Therefore, we have only a limited operating history as a provider of email services upon which you can evaluate our business and prospects. It is too early to judge the success of this service offering, the enterprise focus and distribution through channel partners. We incurred net losses of approximately $4.4 million in 1998, $19.9 million in 1999, $54.2 million in 2000 and $25.7 million for the first six months of 2001. As of June 30, 2001, we had an accumulated deficit of approximately $111.4 million. We have not achieved profitability in any period, and we expect to continue to incur net losses for the foreseeable future. If we do achieve profitability, we may not sustain or increase profitability in the future. This may, in turn, cause our share price to decline.



Office Location

Our principal executive offices are located at 6 Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel, where our telephone number is 011-972-9-863-6888, and 2029 Stierlin Court, Mountain View, California 94043-4655, where our telephone number is (650) 864-2000. Our website addresses are www.commtouch.com and www.zzn.com.


Capitalization and Indebtedness

The following table sets forth the capitalization and indebtedness of Commtouch as of June 30, 2001:


                                                             JUNE 30, 2001
                                                            ----------------
                                                              (UNAUDITED)
                                                            (IN THOUSANDS)
                                                            ----------------



Long-term liabilities  ...................................    $    1,899
                                                                 --------
Shareholders' equity:
  Ordinary shares, NIS 0.05 par value; 40,000,000 shares
     Authorized, 17,286,373 actual shares issued and
     outstanding..........................................           238
  Additional paid-in capital..............................       151,768
  Deferred compensation...................................        (1,767)
  Notes receivable from shareholders......................          (754)
  Accumulated other comprehensive income..................            --
  Accumulated deficit.....................................      (111,410)
                                                                 --------
          Total shareholders' equity......................        38,075
                                                                 --------
          Total capitalization............................    $   39,974
                                                                 ========

                                  RISK FACTORS


You should carefully consider the following risk factors before you decide to buy our ordinary shares. You should also consider the other information in this prospectus. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our ordinary shares to decline, and you could lose part or all of your investment. The risks described below are not the only ones facing us. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations.

RECENT DEVELOPMENTS

On January 2, 2001, we announced that, in the wake of the economic downturn and changes in market demand, we had initiated several internal changes to better serve the enterprise messaging market. These internal changes include reducing our operating expenses associated with supporting the dot-com and destination site markets, closing our e-commerce division and email services for small community sites, and promoting greater efficiencies in channel sales and marketing to the enterprise market. Those changes were designed to reduce our worldwide headcount by approximately 20% and, combined with other cost savings, reduce overall operating expenses by $16 million from the operating plan for 2001.

On February 14, 2001, we reported a net loss for the fourth quarter of 2000 of $24.1 million, or a loss of $1.51 a share, compared with a net loss of $7.4 million, or a loss of $0.51 a share for the fourth quarter of 1999. Total revenues rose to $5.3 million for the quarter from $2.2 million in the fourth quarter of 1999. We also said we expected to restate our revenue and net loss for the first three quarters of 2000. We stated that first-quarter revenue would be restated downwards to $3.6 million from $4.3 million, second-quarter revenue would be restated downwards to $5.0 million from $5.9 million and third-quarter revenue would be restated downwards to $5.2 million from $8.1 million. We said our net loss for the first quarter would be restated to $9.1 million from a net loss of $8.5 million, our second-quarter net loss would be restated to $10.8 million from $9.9 million and our third-quarter net loss would be restated to $10.2 million from $7.6 million. On March 22, 2001, we filed amendments to Forms 6-K which included restated financial statements for the first, second and third quarters of 2000.

On March 1, 2001, we announced that we are reorganizing our business to enhance our focus on enterprise messaging solutions. Accordingly, we expect to focus our operations on three enterprise messaging businesses: Commtouch core email and messaging service for the enterprise market which include the recently launched Microsoft Hosted Exchange service offering; the enterprise messaging migration and integration technologies business through our wholly-owned subsidiary Wingra Technologies; and our technology development of next-generation messaging applications for marketing to worldwide telecommunication companies, Internet Data Centers and service providers. We said that as part of this reorganization, we would be streamlining our global operations and reducing our workforce by approximately 50%, to about 210 people. We noted that the current global economic environment required that we incur a significant reduction in expenses in order to enhance our financial strength and maintain a sharp focus on the most promising market opportunities. While this reorganization is expected to increase service and licensing revenues, we are unable to predict if this strategy will be successful in enhancing returns to shareholders.

Following our restatement of revenues for the first three quarters of 2000, several class action lawsuits were filed in the United States District Court for the Northern District of California, against the Company and certain of our officers and directors, alleging violations of the antifraud provisions of the Securities Exchange Act of 1934 arising from the Company's financial statements. While we are unable to predict the ultimate outcome of these claims, we believe they are without merit and intend to vigorously defend ourselves.

On June 5, 2001 we entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Hughes Holdings LLC ("Hughes"). The following discussion is qualified in its entirety by reference to the text of the purchase agreement, which has been filed with the Commission as an exhibit to a report on Form 6-K filed on June 12, 2001.

Pursuant to the Stock Purchase Agreement, (i) commencing on June 6, 2001, and after all of the necessary approvals have been obtained, we shall sell and Hughes shall purchase 850,000 ordinary shares, par value NIS .05 per share, of our capital stock (the "Initial Shares"), at a minimum amount of $250,000 weekly, and (ii) for a period of four (4) months commencing on June 6, 2001 and ending on October 6, 2001, Hughes shall have the option to purchase up to an additional 1,400,000 ordinary shares, par value NIS .05 per share, of our capital stock (the "Option Shares"). In the event Hughes does not perform its obligations to purchase the minimum amount of $250,000 weekly, during any continuous two-week period during the term of the Stock Purchase Agreement, any and all of Commtouch's future obligations thereunder as to the Option Shares shall terminate with the exception of delivery of shares purchased and warrants owed under the terms of the Stock Purchase Agreement.

In addition, at the time of each sale, we shall issue to Hughes warrants in a proportion of ten percent (10%) of the Initial Shares and the Options Shares, as the case may be, purchased by Hughes to purchase up to an additional 85,000 shares of our capital stock at an exercise price of $1.20 per share in the event Hughes purchases all of the Initial Shares, and an additional option to purchase up to 140,000 shares of our capital stock may be issued (the "Option Warrant") in the event Hughes elects to purchase all of the Option Shares. The Option Warrant shall be exercisable for shares of our common stock at one hundred twenty percent (120%) of the applicable purchase price (as set forth below).

Hughes purchase price, and consequently the number of shares purchased, will fluctuate based upon the daily volume weighted average price over a 5-day trading period. However, if the pricing period is less than $0.75 cents Hughes can purchase $250,000 worth of stock at the $0.75 less the allowed 10% discount or choose not to fund. We will not be obligated to sell any Shares pursuant to this Stock Purchase Agreement below the $0.75 less the 10% discount, unless otherwise agreed by Hughes and us. Hughes shall have no obligation to us if the purchase price falls below $0.75. Since our stock price has been below $0.75 per share, this funding has never been concluded.

The shares issuable to Hughes will originate from the 4,000,000 shares previously registered under a registration statement declared effective by the Securities and Exchange Commission in December 2000, of which 3,684,211 shares remain after our recent sale of 315,789 shares to Rideau Ltd., a private investor.

The parties' obligations under the Stock Purchase Agreement are subject to the fulfillment of certain conditions stated in the document, which we may or may not be able to satisfy. The closing or closings of the Initial Shares and the Option Shares, as the case may be, will take place as soon as practicable after the closing conditions set forth in the Stock Purchase Agreement have been met by the parties and in amounts of no less than $250,000 and no greater than $2,000,000 (per closing) worth of the Initial Shares or the Option Shares, which shall be purchased weekly.

In connection with our entering into the Stock Purchase Agreement, the Ordinary Share Purchase Agreement between Torneaux Fund Ltd., a Bahamian limited liability company ("Torneaux"), and the Company, dated as of January 23, 2001, in which we had an option for a twenty-four (24) month period to sell our ordinary shares to Torneaux for a maximum amount of $40,000,000, was terminated by Torneaux.

During the second quarter of 2001, the Company implemented a Board approved restructuring plan. The restructuring reduced operating expense associated with serving unprofitable and non-paying dot-com, destination site and small community site customers. In addition, the Company closed the e-commerce division and further reduced its workforce to about 160 people. The restructuring plan focused on increased efficiencies through channel sales and marketing to the enterprise market.

Also during the second quarter of 2001, we raised additional equity of $0.8 million to fund the expansion of our majority owned subsidiary Commtouch K.K. Japan.

To limit our cash expenses in 2001, we have significantly reduced staff, curtailed discretionary expenses, made available for sublease excess facilities and limited capital expenditures. These actions were made due to a decline in our revenue growth resulting from competitive factors and a slowing economic environment. To enhance our overall financial position, we have entered into an equity line purchase agreement under which Hughes Holdings LLC, an institutional investor, has agreed to invest in the Company's ordinary shares provided the share price is above $.75 or a lower amount if mutually agreed. The cash realized for the shares sold will be determined based on the weighted average price of the shares in the month of placement. Since our stock price has been below $0.75 per share, this funding has never been concluded.

On July 24, 2001, we reported a loss of $8.5 million and $25.7 million for the quarter and the six months ended June 30, 2001, compared to a loss of $10.8 million and $19.9 million for the comparable quarter and six months periods of 2000.

Based on the cash balance at June 30, 2001 of $9.1 million, the expected receipt of $1 million from a grant approved by the Israeli Office of Chief Scientist, current projections of revenues, related expenses, the ability to further curtail certain discretionary expenses, in accordance with our ongoing board approved contingency plan, and a potential funding capability under the current Hughes equity line arrangement or other equity arrangement, the Company believes it has sufficient cash to continue operations through at least June of 2002. The reimbursement is dependent upon the Company's fulfilment of its commitments under the OCS approval and the OCS's satisfaction with the Company's R&D progress, its ability to raise funds in the capital markets and the status of the shareholders legal actions. The Company is attempting to raise at least $5 million in additional funding in the near term by issuing equity under our existing equity line arrangement with Hughes, and/or seeking alternative sources of capital. Accordingly, the Board of Directors has retained William Blair & Company to render investment banking services in connection with a possible private placement of the Company's equity securities. Since we have so far failed to secure that amount of funding, we have started to implement our contingency plan which requires us to effect cost reductions by curtailing research and development operations, human resources expenses and other costs so as to allow us to continue a reduced level of operations through at least June 30, 2002. We began making these reductions in the second quarter of 2001.


Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill [and intangible assets deemed to have indefinite lives] will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in a decrease in net loss of $2.5 million ($0.15 per share) per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company. Until December 31, 2001, the Company will continue to perform the impairment testing according to Statement of Financial Accounting Standards No. 121.



Business Risks

If the market for our outsourced email services does not grow significantly, we would fail to generate revenues.

Our success will depend on the acceptance and use of email that is outsourced by enterprises as a means of communication (as opposed to in-house deployment). The market for outsourced email services is new and rapidly evolving. We cannot estimate the size or growth rate of the potential market for our service offerings. If the market for outsourced email fails to grow or grows more slowly than we currently anticipate, our business will suffer dramatically. Even if that market grows, our service may not achieve broad market acceptance. Since we have only recently introduced our services, we do not have sufficient experience to evaluate whether they will achieve broad market acceptance. Also, because a preponderance of our revenue is derived directly or indirectly from our outsourced email solutions, if that market does not grow, our business will likely fail.


Our future email services revenues are unpredictable and our quarterly operating results may fluctuate which could adversely affect the value of your investment.

Because we have a limited operating history in the provision of outsourced email services and because of the emerging nature of the markets in which we compete, our revenue is unpredictable. Our current and future expense levels are to a large extent fixed. We may be unable to adjust spending quickly to compensate for any revenue shortfall, and any significant revenue shortfall would have an immediate negative effect on our results of operations and share price.


A number of factors, many of which are enumerated in this "Risk Factors" section, are likely to cause fluctuations in our operating results and/or cause our share price to decline. Other factors which may cause such fluctuations include:

   o The size, timing and fulfillment of orders for our email services;

   o The success of our channel and direct selling efforts to enterprise customers;

   o The rate of adoption of out-sourced e-mail solutions by enterprise customers in the current economic environment;

   o The threat of de-listing by the NASDAQ if our shares remain below $1 for an extended period of time;

   o The receipt or payment of irregular or nonrecurring revenues or expenses;

   o Our mix of service offerings, including our ability to successfully implement new services;

   o Pricing of our services; and

   o Effectiveness of our customer support.


Because of differing operating factors, period-to-period comparisons of our operating results are not a good indication of our future performance. It is likely that our operating results in some quarters will be below market expectations. Because we have a limited operating history providing outsourced email services to the service provider, telecommunications and enterprise markets, it is difficult to evaluate our business and prospects.

We commenced operations in 1991, but we began commercially selling Web-based email services only in 1998 after changing our strategic focus from the sale, maintenance and service of stand-alone email client software products for mainframe and personal computers. During the third quarter of 2000, we began the process of repositioning the company to provide outsourced email and messaging services to the service provider, telecommunications and enterprise markets primarily through channel partners. This change required us to adjust our business processes and to restructure Commtouch to become an outsourced email service provider. Therefore, we have only a limited operating history as a provider of email services upon which you can evaluate our business and prospects. It is too early to judge the success of this service offering, the enterprise focus and distribution through channel partners.


We have many established competitors who are offering the same or similar services

The market for outsourced email services is intensely competitive and we expect it to be increasingly competitive. Increased competition could result in pricing pressures, reduced operating margins and loss of market share, any of which could cause our business to suffer.

In the market for email and messaging services, we compete directly with outsourced email service providers, including Critical Path, Easylink Corporation (formerly Mail.com), USA.NET, United Messaging and USinteractive as well as with companies that develop and maintain in-house email solutions such as Microsoft and IBM. In addition, companies such as Openwave,(formerly Software.com) and iPlanet currently offer email software products to ISPs, web hosting companies, web portals and corporations. Furthermore, numerous small-scale email providers offer low-cost basic services, but without scalable systems or value-added functionality. These and other companies could potentially leverage their existing capabilities and relationships to enter the email service industry by redesigning their system architecture, pricing and marketing strategies to sell through to the entire market. The ability of these competitors to offer a broader suite of complementary services may give them a considerable advantage over us. In the future, ISPs, web hosting companies and outsourced application companies may broaden their service offerings to include outsourced email.

Our market's level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our service offerings, we may encounter increased competition in the development and delivery of these services. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships on more favorable terms. Further, certain of our competitors may offer services at or below cost. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. We may not be able to compete successfully against current and future competitors and increased competition may result in reduced operating margins and loss of market share.


Our ability to increase our revenues will depend on our ability to successfully execute our sales and marketing plan.

The complexity of our Internet messaging services and the emerging nature of the outsourced email market require highly trained sales and marketing personnel to educate prospective customers regarding the use and benefits of our services. The majority of our sales and marketing personnel have only recently joined us and have limited experience working together. In addition we have limited experience in selling to enterprise customers and in successful channel selling. It will take time for these employees to learn how to market our enterprise solutions and to be integrated into our sales and marketing organization. Some of them may not succeed in making this transition. Additionally, we are unable to predict the success in selling newly introduced additional services that we have no experience marketing and are relying on these services to produce a substantial portion of our revenues in the future. As a result of these factors, our sales and marketing organization may not be able to compete successfully against the bigger and more experienced sales and marketing organizations of our competitors.


We have a history of losses and may never achieve profitability.

We incurred net losses of approximately $4.4 million in 1998, $19.9 million in 1999, $54.2 million in 2000 and $25.7 million for the first six months of 2001. As of June 30, 2001, we had an accumulated deficit of approximately $111.4 million. We have not achieved profitability in any period, and we expect to continue to incur net losses for the foreseeable future. If we do achieve profitability, we may not sustain or increase profitability in the future. This may, in turn, cause our share price to decline.

Need For Additional Funds

We are dependent upon raising additional funds to finance our business. Our cash balance at June 30, 2001 was $9.1 million. We are attempting to raise at least $5 million in additional funding in the near term. Since we have so far failed to secure that amount of funding, we have started to implement our contingency plan which requires us to effect cost reductions by curtailing research and development operations, human resources expenses and other costs so as to allow us to continue a reduced level of operations through at least June 30, 2002. We began making these reductions in the second quarter of 2001.

Notwithstanding initiation of the contingency plan, we may nonetheless continue to be thinly capitalized, which may adversely affect our ability to expand our operations, to recruit and retain employees, to enter into agreements with vendors and customers, and to withstand changes in business conditions. We may, therefore, need to raise additional funds, through additional equity or debt financing, collaborative relationships, strategic alliances with commercial partners, or otherwise. There can be no assurance that we will be able to raise the necessary funds or that we will be able to do so on terms acceptable to us. Our inability to obtain adequate capital would limit our ability to continue our operations. Any such additional funding may result in significant dilution to existing stockholders.

Risk of Recession


Some of our customers continue to operate in the dot-com market based on internet-centric business models and are experiencing a significant economic slowdown and an inability to raise additional capital.

Our ability to collect outstanding receivables is significantly impacted by the liquidity issues of these customers and this may also impact our ability to sell future services and recognize future revenue despite committed contracts from them. This has had, and may continue to have, a negative impact on our ability to recognize future revenues and as a result, we may experience unexpected shortfalls in our future revenues.


The loss of our key employees would adversely affect our ability to manage our business, therefore causing our operating results to suffer and the value of your investment to decline.

Our success depends on the skills, experience and performance of our senior management and other key personnel, many of whom have worked together for only a short period of time. The loss of the services of any of our senior management or other key personnel, including Gideon Mantel, our Chief Executive Officer, Amir Lev, our President and Chief Technical Officer, and Sunil Bhardwaj, our Chief Financial Officer who recently joined us, could materially and adversely affect our business. We do not have employment agreements with any of our senior management or other key personnel. We cannot prevent them from leaving at any time. We do not maintain key-person life insurance policies on any of our employees.

Our recent head-count reduction from 486 employees to approximately 160 is significantly straining our managerial, operational and financial resources. We have significantly curtailed sales and marketing resources and this may compromise our ability to enhance revenues. We also will incur significant expenditures for wage continuance payments in connection with this personnel restructuring in order to comply with the WARN ACT 60 day notice requirements.

Our business and operating results could suffer if we do not successfully address the risks inherent in the expansion of our international operations.

At December 31, 2000 we had sales offices in Israel, United States, England, Latin America and Japan. During the first quarter of 2001, we closed sales offices in New York, Miami and England. We intend to continue to seek ways to market our services in international markets by utilizing significant financial and managerial resources. We have limited experience in international operations and may not be able to compete effectively in international markets. The Company will face risks inherent in conducting business internationally, such as:

   o difficulties and costs of staffing and managing international operations;

   o fluctuations in currency exchange rates;

   o imposition of currency exchange controls;

   o differing technology standards;

   o export restrictions, including export controls relating to encryption technologies;

   o difficulties in collecting accounts receivable and longer collection periods;

   o unexpected changes in regulatory requirements;

   o political and economic instability;

   o potentially adverse tax consequences; and

   o potentially reduced protection for intellectual property rights.

Any of these factors could adversely affect the Company's international operations and, consequently, business and operating results. Specifically, failure to successfully manage international growth could result in higher operating costs than anticipated or could delay or preclude altogether the Company's ability to generate revenues in key international markets.


Technology Risks


Because our business is based on communications and messaging services, we are susceptible to system interruptions and capacity constraints, which could harm our business and reputation.

Our ability to successfully receive and send our end users' email messages and provide acceptable levels of service largely depends on the efficient and uninterrupted operation of our computer and communications hardware and network systems and those of our outsourced hosting service. In addition, the growth in the use of the Internet has caused frequent interruptions and delays in accessing the Internet and transmitting data over the Internet. We do not possess insurance to cover losses caused by unplanned system interruptions and software defects. In the past, we have experienced some interruptions in our email service. We believe that these interruptions will continue to occur from time to time. These interruptions may be due to hardware failures, unsolicited bulk email (also known as "spam"), operating system failures, inadequate Internet infrastructure capacity, and other mechanical and human causes. We expect to experience occasional, temporary capacity constraints due to sharply increased traffic, which may cause unanticipated system disruptions, slower response times, impaired quality and degradation in levels of customer service. If we experience frequent or long system interruptions that reduce our ability to provide email services, we may have fewer users of our email services. In addition, we have entered into service agreements with some of our customers that require minimum performance standards. If we fail to meet these standards, our customers could terminate their relationships with us.

We must continue to expand and adapt our network infrastructure to changing requirements and increasing numbers of end users. The expansion and adaptation of our network infrastructure will require substantial financial, operational and managerial resources. In addition, we depend on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion of the Internet. The ability of our network to continue to connect and manage an expanding number of customers, end users and messages at high transmission speeds is unproven and uncertain. We face risks related to our network's and the Internet's ability to operate with higher use levels while maintaining expected performance levels. To manage any further growth, we will need to improve or replace our existing operational, customer service and financial systems as well as our procedures and controls.


Although we are a leading global provider in our particular field of outsourced, email, we are a relatively small competitor in the electronic messaging industry as a whole. As a result, we may not have the resources to adapt to the changing technological requirements and the shifting consumer preferences of our industry.

The Internet messaging industry is characterized by rapid technological change, changes in end user requirements and preferences, and the emergence of new industry standards and practices that could render our existing services and proprietary technology obsolete. Our success depends, in part, on our ability to continually enhance our existing email and messaging services and to develop new services, functions and technology that address the increasingly sophisticated and varied needs of our prospective customers. The development of proprietary technology and necessary service enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may not be able to use new technologies effectively or adapt our services to customer or end user requirements or emerging industry standards. Also, we must be able to act more quickly than our competition.


Our services may be adversely affected by software defects, which could cause our customers or end users to stop using our services.

Our service offerings depend on complex software. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current services or enhancements until after they are deployed. Although we have not experienced any material software defects to date, it is possible that, despite testing by us, defects may exist in the software we use. These defects could cause service interruptions that could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could cause our business to suffer. Some of our services are based on software provided by third parties. We have no control over the quality of such software.


The loss of our right to use software licensed to us by third parties could harm our business.

We license technology that is incorporated into our products from third parties, including security and encryption software. Any interruption in the supply or support of any licensed software could disrupt our operations and delay our sales, unless and until we can replace the functionality provided by this licensed software. Because our products incorporate software developed and maintained by third parties, we depend on these third parties to deliver and support reliable products, enhance their current products, develop new production on a timely and cost-effective basis and respond to emerging industry standards and other technological changes.

We rely on the integrity of our network security, which may be susceptible to breaches that could harm our reputation and business.

A fundamental requirement for online communications is the secure transmission of confidential information over public networks. Third parties may attempt to breach our security or that of our customers. Despite our implementation of third party encryption technology and network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be liable to our customers and their end users for any breach in our security, including claims for impersonation or other similar fraud claims, as well as claims for other misuses of personal information, for example for unauthorized marketing purposes. Also, such a breach could harm our reputation and consequently our business. We may also be required to expend significant capital and other resources to license encryption technology and additional technologies to protect against security breaches or to alleviate problems caused by any breach. Our failure to prevent security breaches could have a material adverse effect on our business and operating results.

In addition, the Federal Trade Commission and several states have been investigating some Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced, if our privacy practices are investigated or if our privacy policies are viewed unfavorably by users or potential users.


Investment Risks


We may need additional capital.

We have invested heavily in technology and infrastructure development. We expect to continue to spend substantial financial and other resources on developing and introducing new service offerings and maintaining our sales and marketing and corporate management organizations, strategic relationships and operating infrastructure. We also expect to invest substantial resources in research and development projects to develop enhanced service provider messaging solutions.

Based on the cash balance at June 30, 2001 of $9.1 million, current projections of revenues, related expenses, the ability to further curtail certain discretionary expenses in accordance with a board approved contingency plan, the expected receipt of $1 million from the OCS as noted above under "Recent Developments," and a potential funding capability under the current equity line arrangement with Hughes or other equity arrangement, the Company believes it has sufficient cash to continue operations through at least June 30, 2002. However, to continue funding developments of its software products, the company needs to raise at least $5 million of additional cash by issuing equity under its existing equity line arrangement, and/or the Company needs to seek alternative sources of capital. Accordingly, the Board of Directors has retained William Blair & Company to render investment banking services in connection with a possible private placement of the Company's equity securities. Since we have so far failed to secure that amount of funding, we have started to implement our contingency plan which requires us to effect cost reductions by curtailing research and development operations, human resources expenses and other costs so as to allow us to continue a reduced level of operations through at least June 30, 2002. We began making these reductions in the second quarter of 2001.


We are subject to several pending lawsuits the outcome of which may have a material adverse effect on us.

Following our restatement of revenues for the first three quarters of 2000, several class action lawsuits were filed in the United States District Court for the Northern District of California, against the Company and certain of our officers and directors, alleging violations of the antifraud provisions of the Securities Exchange Act of 1934 arising from the Company's financial statements. While we are unable to predict the ultimate outcome of these claims we believe they are without merit and intend to vigorously defend ourselves.


If we cannot satisfy Nasdaq's maintenance requirements, it may delist our ordinary shares and we may not have an active public market for our ordinary shares, which would likely make our shares an illiquid investment.

Our ordinary shares are quoted on the Nasdaq National Market. To continue to be listed, our shares must have a minimum bid price of $1.00 per share, among other requirements. Recently, our shares have had a minimum bid price of substantially less than $1.00 per share. Consequently, we may not be able to satisfy the Nasdaq listing requirement in the future. If this occurs, trading in the shares may be conducted in the over-the-counter market in the so-called "pink sheets" or, if available, the "OTC Bulletin Board Service." As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our shares.

Nasdaq also may delist our shares if it deems it necessary to protect investors and the public interest.


If our shares are delisted, they may become subject to the SEC's "penny stock" rules and more difficult to sell.

SEC rules require brokers to provide information to purchasers of securities traded at less than $5.00 and not traded on a national securities exchange or quoted on the Nasdaq Stock Market. If our shares become "penny stock" that is not exempt from these SEC rules, these disclosure requirements may have the effect of reducing trading activity in our shares and making it more difficult for investors to sell. The rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny market. The broker must also give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation. The SEC rules also require a broker to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction before a transaction in a penny stock.


Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually own over five percent of our ordinary shares, beneficially own, in the aggregate, approximately 25% of our outstanding ordinary shares. If they vote together, these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch.

Jan Eddy, the President and Chief Executive Officer of Wingra Incorporated and Wingra Technologies, LLC, beneficially owns approximately 5% of our outstanding ordinary shares issued to her in connection with our acquisition of Wingra on December 5, 2000.

InfoSpace beneficially owns approximately 5% of our outstanding ordinary shares. InfoSpace merged with Go2Net in October 2000. In connection with this merger InfoSpace assumed Go2Net shares, warrants and rights. In 1999, in connection with entering into an email services agreement, we issued to InfoSpace a warrant to purchase 1,136,000 ordinary shares at an exercise price of $12.80 per share. The warrant is non-forfeitable, fully vested and immediately exercisable, and will expire in July 2004. Assuming exercise of the InfoSpace warrant on a net issuance basis, the warrant currently has no impact on beneficial ownership, as the warrant is currently higher than the market value of our shares.

These  significant  shareholders  will be able to  significantly  influence  and possibly exercise control over most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control. InfoSpace will also have the right to name one director to our Board as long as it continues to hold at least 620,022 shares, including the shares issuable upon exercise of the InfoSpace warrant. In addition, conflicts of interest may arise as a consequence of these significant shareholders control relationship with us, including:


   o conflicts between significant shareholders, and our other shareholders whose interests may differ with respect to, among other things our strategic direction or significant corporate transactions;

   o conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by these shareholders, on the other hand; or

   o conflicts related to existing or new contractual relationships between us, on the one hand, and these shareholders, on the other hand.


Substantial sales of our ordinary shares could adversely affect our share price.

The sale, or availability for sale, of substantial quantities of our ordinary shares may have the effect of depressing its market price. A large number of our ordinary shares which were previously subject to resale restrictions, are currently eligible for resale. In addition a significant number of shares will be eligible for resale at various dates in the future.

As previously mentioned, we have an agreement to issue equity under an equity line agreement with Hughes Holdings Ltd., an institutional investor. The shares we issue under this agreement will dilute existing shareholders. Since our stock price has been below $0.75 per share, this funding has never been concluded.

On November 2, 2000 the company announced its acquisition of Wingra Technologies for a purchase price of approximately 1.29 million Commtouch ordinary shares and approximately 0.3 million fully vested Commtouch options and warrants. The Company is required to register these shares. This prospectus is a part of the registration statement which we have filed to register those shares (other than the shares underlying options granted to employees pursuant to the Wingra Technologies, LLC 1998 Unit Option Plan, which were covered by a Registration Statement on Form S-8 which was filed and became effective on July 20, 2001). Upon effectiveness of the registration statement, the shares registered pursuant to the registration statement can be freely traded which could adversely impact our share price. This registration statement was declared effective on ______, 2001.


Governmental Risks


If we fail to adequately protect our intellectual property rights or face a claim of intellectual property infringement by a third party, we could lose our intellectual property rights or be liable for significant damages.

We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees and customers to protect our proprietary rights. Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. Although we have not filed any patent applications, we may seek to patent certain software or other technology in the future. Any such future patent applications may not be issued within the scope of the claims we seek, or at all. We cannot be certain that our software does not infringe issued patents that may relate to our software products. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products.

Despite our precautions, unauthorized third parties may copy certain portions of our technology or reverse engineer or obtain and use information that we regard as proprietary. End user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of some jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology.


We may have liability for email content.

As a provider of email services, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials transmitted via email. We do not and cannot screen all of the content generated by end users. Some foreign governments, such as the government of Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. Any imposition of liability could damage our reputation and hurt our business and operating results, or could result in criminal penalties.


Governmental regulation and legal uncertainties could impair the growth of the Internet and decrease demand for our services or increase our cost of doing business.

There are currently few laws and regulations directly applicable to the Internet and commercial email services. However, a number of laws have been proposed involving the Internet, including laws addressing user privacy, pricing, content, copyright, antitrust, distribution and characteristics and quality of products and services. Further, the growth and development of the market for email may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. The adoption of additional laws or regulations, or the application of existing laws or regulations to the Internet, may impair the growth of the Internet or commercial online services. This could decrease the demand for our services and increase our cost of doing business, or otherwise harm our business and operating results.

Due to the global nature of the Web, it is possible that, although our transmissions currently originate in California, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The European Union previously adopted a directive addressing data privacy that may result in limits on the collection and use of user information.

On October 20, 1999, The Federal Trade Commission issued the final rule to implement the Children's Online Privacy Protection Act of 1998 ("COPPA"). The main goal of the COPPA and the rule is to protect the privacy of children using the Internet. As of May 21, 2000, certain commercial websites and online services directed to, or that knowingly collect information from, children must obtain parental consent before collecting, using, or disclosing personal information from children under 13. The COPPA regulations could reduce our ability to engage in direct marketing. The cost to the Company of complying with the new requirements is not known and such cost may have a material effect upon operating results or financial condition.

Risks Relating to Operations in Israel

We have important facilities and resources located in Israel, which has historically experienced severe economic instability and military and political unrest. Recently, the military unrest has increased, resulting in a higher number of hostile actions.


We are incorporated under the laws of the State of Israel. Our principal research and development facilities are located in Israel. Although substantially all of our sales currently are being made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm our business, operating results and financial condition.

Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980's, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries since Israel's establishment. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or expansion of our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, we cannot predict whether or in what manner these problems will be resolved.


Our results of operations may be negatively affected by the obligation of key personnel to perform military service.

In addition, certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. Although Commtouch has operated effectively under these requirements since its inception, we cannot predict the effect of these obligations on Commtouch in the future. Our operations could be disrupted by the absence, for a significant period, of one or more of our officers or key employees due to military service.


Because a substantial portion of our revenues are generated in U.S. dollars, while a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be adversely affected by inflation and currency fluctuations.

We generate a substantial portion of our revenues in U.S. dollars but incur a significant portion of our expenses, principally salaries and related personnel expenses, in New Israeli Shekels, commonly referred to as NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel. While in recent years the rate of devaluation of the NIS against the dollar has generally exceeded the rate of inflation, which is a reversal from prior years, we cannot be sure that this reversal will continue. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government programs and benefits which we currently receive require us to meet several conditions and may be terminated or reduced in the future.

Prior to 1998, we received grants from the Government of Israel, through the OCS, for the financing of a significant portion of our research and development expenditures in Israel. In 2000 and 2001 we applied for additional grants and we may apply for additional grants in the future. In 1998, 1999 and 2000 we did not receive any grants from the OCS and we expect the percentage of our research and development expenditures financed from OCS grants will continue to remain quite low. In May 2001 we received approval for a grant of $1 million from the OCS. The grant is conditioned upon the Company incurring research and development expenses of at least $2 million during 2001. The reimbursement is dependent upon the Company's fulfilment of its commitments under the OCS approval and the OCS's satisfaction with the Company's R&D progress, its ability to raise funds in the capital markets and the status of the shareholders legal actions. The OCS budget has been subject to reductions which may affect the availability of funds for these grants in the future. Therefore, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grants. In connection with research and development grants received from the OCS, we must make royalty payments to the OCS of 3% - 5% of the revenue derived from the sale of products, technologies and services developed with grants from the OCS unless such research and development projects are unsuccessful.

The terms of the OCS grants and the law pursuant to which the grants are made restrict our ability to manufacture products or transfer technologies developed using OCS grants outside of Israel. This restriction may limit our ability to enter into agreements or similar arrangements for those products or technologies, without OCS approval. We cannot be certain that the approvals of the OCS will be obtained on terms that are acceptable to us. In connection with our grant applications, we have made representations and covenants with the OCS. The funding from the OCS is subject to the accuracy of these representations and covenants and to our compliance with the conditions and restrictions imposed by the OCS. If we fail to comply with any of these conditions or restrictions, we could be required to repay any grants previously received, together with interest and penalties, and would likely be ineligible to receive OCS grants thereafter.


The tax benefits we are currently entitled to from the Government of Israel may be reduced or terminated in the future.

Pursuant to the Law for the Encouragement of Capital Investments, the Government of Israel through the Investment Center has granted "approved enterprise" status to a significant portion of our research and development efforts. The portion of our income derived from our approved enterprise program will be exempt from tax for a limited period commencing in the first year in which have taxable income, and will be subject to a reduced tax for an additional period. The benefits available to an approved enterprise are conditioned upon the fulfillment of conditions regarding a required amount of investments in fixed assets and a portion of these investments being made with net proceeds of equity capital raised by us as stipulated in applicable law and in the specific certificates of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under the approved enterprise program. It is possible that these tax benefits may not be continued in the future at their current levels or at all.


Israeli courts might not enforce judgments rendered outside of Israel and it might therefore be difficult for an investor to recover any judgment against any of our officers or directors resident in Israel.

We are organized under the laws of Israel, and we maintain significant operations in Israel. Certain of our officers and directors reside outside of the United States. Therefore, you might not be able to enforce any judgment obtained in the U.S. against us or any of such persons. You might not be able to bring civil actions under U.S. securities laws if you file a lawsuit in Israel. However, we have been advised by our Israeli counsel that, subject to certain limitations, Israeli courts may enforce a final judgment of a U.S. court for liquidated amounts in civil matters after a hearing in Israel. We have appointed Commtouch Inc., our U.S. subsidiary, as our agent to receive service of process in any action against us arising from this offering. We have not given our consent for our agent to accept service of process in connection with any other claim and it may therefore be difficult for an investor to effect service of process against us or any of our non-U.S. officers, directors and experts relating to any other claims. If a foreign judgment is enforced by an Israeli court, it may be payable in Israeli currency.


Provisions of Israeli law may delay, prevent or make difficult an acquisition of Commtouch, which could prevent a change of control and therefore depress the price of our shares.

Israeli corporate law regulates mergers, votes required to approve mergers and acquisitions of shares through tender offers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax considerations may make potential transactions unappealing to us or to some of our shareholders.

Proposed tax reform in Israel may reduce our tax benefits, which might adversely affect our profitability.

On May 4, 2000 a committee chaired by the former Director General of the Israeli Ministry of Finance, Avi Ben-Bassat, issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. In the interim, a new Israeli government has been formed, and there are indications that the new government may eliminate significant aspects of the proposed reform. We cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.


The new Israeli Companies Law, to which we are subject, has not yet been interpreted by the courts.

The new Israeli Companies Law became effective as of February 1, 2000, instituting major and comprehensive changes to Israeli corporate law. To date, Israeli courts have not fully reviewed or interpreted certain important aspects of the new Israeli Companies Law. Furthermore, to date the Israeli Minister of Justice has promulgated only a portion of the regulations required to implement the new Israeli Companies Law. As a result, there remain many questions concerning the application of the law, and shareholders instituting actions against Israeli companies, or against their directors, officers or controlling shareholders, may experience difficulties, as well as uncertainties in protecting their interests.


                         -------------------------------

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

                         -------------------------------

                              THE OFFER AND LISTING

The Offering


Ordinary shares offered ................................    1,406,612 shares

Ordinary shares outstanding after the offering .........   17,407,708 shares

Use of proceeds ........................................   We will  not  receive
                                                           any of  the  proceeds
                                                           from  the sale of the
                                                           shares by the Selling
                                                           Securityholders    in
                                                           this offering.

NASDAQ National Market Symbol ..........................   CTCH

--------------
Shares will be offered on a registered basis and not as bearer shares.

Except as otherwise specified, all information in this prospectus is based on the number of shares outstanding as of June 30, 2001, and:

         o assumes the issuance of 478,762 ordinary shares issuable upon exercise of options granted to executive officers and directors within 60 days of June 30, 2001 at an exercise price of $0.0125 per share, which is the price offered in our option repricing; and

         o        with  respect to  financial  information,  is reported in U.S.
                  dollars;

and does not include:

         o 1,480,085 ordinary shares issuable to employees and consultants upon exercise of outstanding options under our stock option plans and stock option agreements as of June 30, 2001 at an exercise price of $0.0125; and

         o 1,958,596 ordinary shares available for future grant or issuance under our stock option and stock purchase plans as of June 30, 2001.


Market Information

     Our ordinary shares are listed on the Nasdaq National Market under the symbol "CTCH". The annual high and low reported sale prices for the ordinary shares were $66.50 and $3.8125, respectively, for fiscal 2000 and were $49.125 and $11.0625, respectively, for fiscal 1999 (beginning July 13, 1999, the date of our initial public offering). The high and low reported sale prices for the ordinary shares on a quarterly basis for 1999 and 2000 and for the six months preceding the date of this prospectus were as follows:

                                                     High        Low
1999:
  Third Quarter (beginning July 13, 1999)         $ 22.625   $ 11.0625
  Fourth Quarter                                    49.125     14.3125

2000:
  First Quarter                                   $ 66.50    $ 35.5625
  Second Quarter                                    38.5625    14.625
  Third Quarter                                     33.9375    16.50
  Fourth Quarter                                    18.9375     3.8125

2001:
  First Quarter                                   $  4.6875   $ 0.75
  Second Quarter                                     1.69       0.60

Most Recent Six Months:
  February 2001                                   $  3.625    $ 1.25
  March 2001                                         1.0625     0.75
  April 2001                                         0.74       0.49
  May 2001                                           1.69       0.73
  June 2001                                          1.050      0.60
  July 2001                                          0.640      0.46



                    REASONS FOR THE OFFER AND USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the Selling Securityholders in this offering.


                             SELLING SECURITYHOLDERS

The following table presents information provided by the Selling Securityholders with respect to beneficial ownership of our ordinary shares as of June 30, 2001, and as adjusted to reflect the sale of the shares offered by this prospectus, by the Selling Securityholders and assumes that all shares being offered by this prospectus are ultimately sold in the offering by the Selling Securityholders.

The table includes all shares issuable within 60 days of June 30, 2001 upon the exercise of options, warrants and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership as set forth below includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 17,286,373 ordinary shares outstanding as of June 30, 2001 and 17,407,702 ordinary shares outstanding immediately following the completion of this offering, together with applicable options and/or warrants for that shareholder that are exercisable within 60 days of June 30, 2001.

---------------------------------------- --------------------------- ------------- ------------------------
                                            Shares Beneficially         Shares       Shares Beneficially
                                               Owned Prior to           to be            Owned After
                                                   Offering            Offered            Offering
---------------------------------------- --------------------------- ------------- ------------------------
                                                       Percent of                             Percent of
                                                       Outstanding                           Outstanding
Name of Beneficial Owner                   Number        Shares         Number     Number       Shares
---------------------------------------- ------------ -------------- ------------- -------- ---------------
Anchor Bancorp                               124,833        *             124,833        0               0
Wisconsin, Inc. (1)
25 West Main St.
Madison, WI  53703
---------------------------------------- ------------ -------------- ------------- -------- ---------------
David and Carol Anderson                       7,159        *               7,159        0               0
6193 Washington Cir.
Wauwatosa, WI  53213
---------------------------------------- ------------ -------------- ------------- -------- ---------------
Marta and Stephen Ballering                    7,810        *               7,810        0               0
3837 Cora Ln.
Richfield, WI  53076
---------------------------------------- ------------ -------------- ------------- -------- ---------------
R. Michael Campbell (1)                       18,396        *              18,396        0               0
417 S. Hilusi
Mt. Prospect, IL  60056
---------------------------------------- ------------ -------------- ------------- -------- ---------------
Jan Eddy (1)(2)                              881,947       5.0            881,947        0               0
c/o Wingra Technologies, Incorporated
450 Science Dr.
Ste. One West
Madison, WI  53711
---------------------------------------- ------------ -------------- ------------- -------- ---------------
William and Jeanette Erickson                  7,810        *               7,810        0               0
5506 Sunset Tr.
Waunakee, WI  53597
---------------------------------------- ------------ -------------- ------------- -------- ---------------


                                       21

---------------------------------------- ------------ -------------- ------------- -------- ---------------
Foley & Lardner                                6,089        *               6,089        0               0
150 East Gilman St.
Madison, WI 53701
---------------------------------------- ------------ -------------- ------------- -------- ---------------
John Fox (1)                                  26,572        *              26,572        0               0
75 Golf Pkwy.
Madison, WI 53704
---------------------------------------- ------------ -------------- ------------- -------- ---------------
Deidre Garton                                 12,047        *              12,047        0               0
4101 Monona Dr.
Madison, WI  53716
---------------------------------------- ------------ -------------- ------------- -------- ---------------
Joseph Garton                                 16,866        *              16,866        0               0
4101 Monona Dr.
Madison, WI  53716
---------------------------------------- ------------ -------------- ------------- -------- ---------------
David Hackworthy                               7,846        *               7,846        0               0
2136 Van Hise Ave.
Madison, WI  53705
---------------------------------------- ------------ -------------- ------------- -------- ---------------
R. Stephen Holdeman                            7,810        *               7,810        0               0
1809 Stratford Ln.
Rockford, IL  61107
---------------------------------------- ------------ -------------- ------------- -------- ---------------
David Jackson (1)                              8,909        *               8,909        0               0
514 Crecent Ln.
Thiensville, WI 53092
---------------------------------------- ------------ -------------- ------------- -------- ---------------
Douglas C. Johnson (3)                        13,030        *              13,030        0               0
2219 Hamilton Ln.
Darien, IL  60561
---------------------------------------- ------------ -------------- ------------- -------- ---------------
Todd Johnson                                   7,810        *               7,810        0               0
6833 Cedar Creek Rd.
Cedarburg, WI  53012
---------------------------------------- ------------ -------------- ------------- -------- ---------------
Richard and Marcia Klipsch                    24,095        *              24,095        0               0
5530 North Via Elena
Tucson, AZ  85718
---------------------------------------- ------------ -------------- ------------- -------- ---------------
W. Robert Koch (1)                            68,300        *              68,300        0               0
5609 Trempealeau Tr.
Madison, WI 53705
---------------------------------------- ------------ -------------- ------------- -------- ---------------
Leif Larson (1)                               18,379        *              18,379        0               0
W52 N629 Highland Dr.
Cedarburg, WI 53012
---------------------------------------- ------------ -------------- ------------- -------- ---------------
Gregory and Margaret Larson                   62,492        *              62,492        0               0
509 8th St.
Waunakee, WI  53597
---------------------------------------- ------------ -------------- ------------- -------- ---------------
Roland Pampel                                 12,047        *              12,047        0               0
17 North Main St.
P.O. Box 879
Essex, CT  06426
---------------------------------------- ------------ -------------- ------------- -------- ---------------
D. Scott Paul                                 11,716        *              11,716        0               0
3939 Monona Dr. #402
Monona, WI  53716
---------------------------------------- ------------ -------------- ------------- -------- ---------------
John and Josephine Pollock (1)                18,378        *              18,378        0               0
1155 Farwell Dr.
Madison, WI  53704
---------------------------------------- ------------ -------------- ------------- -------- ---------------
John Shaefer                                  13,048        *              13,048        0               0
708 Timber Ridge
Sun Prairie, WI 53590
---------------------------------------- ------------ -------------- ------------- -------- ---------------
Lawrence and Lois Sobyak                       7,810        *               7,810        0               0
4529 Meadow Wood Cir.
De Forest, WI  53532
---------------------------------------- ------------ -------------- ------------- -------- ---------------
Ken Urso (1)                                   5,348        *               5,348        0               0
3330 University Ave., Ste. 320
Madison, WI 53705
---------------------------------------- ------------ -------------- ------------- -------- ---------------
John C. Zimdars, Jr.(4)                                                                  0               0
440 Science Dr., Ste. 403
Madison, WI  53711                            10,065        *              10,065
---------------------------------------- ------------ -------------- ------------- -------- ---------------
                                           1,406,612       8.0%         1,406,612        0               0
                                           =========       ===          =========        =               =
---------------------------------------- ------------ -------------- ------------- -------- ---------------

____________
* Less than 1%.

(1) All of these Selling Securityholders hold promissory notes issued by Wingra Technologies, Inc. in an aggregate principal amount for all such notes of

                                       22

approximately $650,000 plus interest thereon. As of June 30, 2001, the maturity dates of the notes range from December 2001 to March 2004.

(2) Jan Eddy serves as President of Wingra Incorporated and Wingra Technologies LLC, subsidiaries of the Company.

(3) Held by the Douglas C. Johnson Revocable Trust dated 5/9/97, of which Mr. Johnson is the sole trustee.

(4) All of such shares are held by the Zimdars Company 401(k) Plan Trust, of which Mr. Zimdars is the sole trustee.


                          DESCRIPTION OF SHARE CAPITAL


Description of Shares

Set forth below is a summary of the material provisions governing our share capital. This summary is not complete and should be read together with our Memorandum of Association and Articles of Association, copies of which have been filed as exhibits to our Annual Report on Form 20-F, as amended, subject to amendment of our Articles of Association from time to time.

As of June 30, 2001, our authorized share capital consisted of 40,000,000 ordinary shares, NIS 0.05 par value. As of June 30, 2001, there were 17,286,373 ordinary shares and no preferred shares issued and outstanding.

Description of Ordinary Shares

All issued and outstanding ordinary shares of Commtouch are duly authorized and validly issued, fully paid and nonassessable. The ordinary shares do not have preemptive rights. Neither our Memorandum of Association, Articles of
Association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

Dividend and Liquidation Rights

The ordinary shares offered by this prospectus are entitled to their full proportion of any cash or share dividend declared from the date of this prospectus.

Subject to the rights of the holders of shares with preferential or other special rights that may be authorized, the holders of ordinary shares are entitled to receive dividends in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which the dividend is being paid (without taking into account the premium paid up on the shares) out of assets legally available therefor and, in the event of our winding up, to share ratably in all assets remaining after payment of liabilities in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, subject to applicable law. Our Board of Directors may declare interim dividends and recommend a final annual dividend only out of profits and in such amounts as the Board of Directors may determine. Declaration of the final annual dividend requires shareholder approval at a general meeting, which may reduce but not increase such dividend from the amount recommended by the Board of Directors.

In case of a share dividend, holders of shares can receive shares of a class whether such class existed prior thereto or was created therefor or shares of the same class that conferred upon the holders the right to receive such dividend.

Voting, Shareholder Meetings and Resolutions

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such rights may be affected by the future grant of any special voting rights to the holders of a class of shares with preferential rights. Once the creation of a class of shares with preference rights has been approved, the Board of Directors may issue preferred shares, unless the Board is limited from doing so by the Articles of Association or a contractual provision.

An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the Board of Directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding, or representing, more than one-quarter of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the Board of Directors may determine. At such reconvened meeting any two shareholders present in person or by proxy (and not in default under the articles) will constitute a quorum. Shareholder resolutions will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon.

Anti-Takeover Provisions Under Israeli Law

Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. The Companies Law provides that the articles of association of companies, such as ours, that were incorporated prior to February 1, 2000 are deemed to include a provision whereby the approval of a merger requires a majority of three quarters of those present and voting at a general meeting of shareholders. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and at least seventy days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

         o there is a limitation on acquisition of any level of control of the company; or

         o the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

Finally, Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation.

Transfer of Shares and Notices

Fully paid ordinary shares are issued in registered form and may be transferred freely. Each shareholder of record is entitled to receive at least seven days' prior notice of shareholder meetings. A special resolution can be adopted only if shareholders are given 21 days' prior notice of the meeting at which such resolution will be voted on (unless all shareholders entitled to vote agree that the meeting may be held on a shorter notice period). For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix the record date not exceeding 90 days prior to the date of any general meeting.

Modification of Class Rights

If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by our Articles of Association) may be modified or abrogated by Commtouch by a special resolution subject to the consent in writing of the holders of the issued shares of the class, or by the adoption of a special resolution passed at a separate general meeting of the holders of the shares of such class.

Description of Investor Options and Warrants

         InfoSpace Warrant

In connection with the Customized Web-based Email Service Agreement entered into between Commtouch and Go2Net (subsequently acquired by InfoSpace), Commtouch issued to InfoSpace a fully vested, non-forfeitable, warrant to purchase 1,136,000 ordinary shares at a per-share exercise price of $12.80, subject to adjustment as provided in the warrant. The warrant is exercisable at any time until it expires on July 16, 2004. At InfoSpace's option, the warrant is exercisable pursuant to a cashless exercise based on the average closing price of the ordinary shares for the five days preceding the exercise. The Company extended registration rights to InfoSpace covering the warrant and the shares issuable upon exercise of the warrant and a registration statement relating to the resale of the shares and the warrant became effective on January 7, 2000. The holder of the warrant is required to avoid becoming a 10% or greater shareholder of the Company as a result of any exercise of the warrant.

The holder of the warrant is given the opportunity to profit from a rise in the market price of the ordinary shares and the warrant. The warrant includes provisions which adjust the exercise and price upon the occurrence of certain events which might otherwise dilute the value of the warrant.

         Wingra Warrants and Options

In connection with our acquisition of Wingra, we assumed warrants and options to purchase 137,233 shares issued to the Wingra investors (subsequently reduced to 121,329 due to expiration of certain options), and options to purchase 168,382 ordinary shares to Wingra employees (subsequently reduced to 162,257 due to expiration of options of terminating employees). Upon effectiveness of the merger, these warrants and options became immediately exercisable.

The assumed investor warrants and options were originally issued by Wingra in connection with loans to Wingra by banks and shareholders. The exercise prices of those warrants and options range from $6.29 to $9.35 and the expiration dates range from July 2002 through March 2004.

The employee stock options were originally granted to Wingra employees under the Wingra Technologies, LLC 1998 Unit Option Plan. The exercise prices of those options range from $0.2010 to $3.5010 and the expiration dates range from August 2008 through July 2010. At the time of the merger, we assumed the rights and obligations under that Option Plan.


Registration Rights

The holders of convertible preferred shares which were converted into 7,109,800 ordinary shares (the "Registrable Securities") upon effectiveness of the initial public offering, have certain rights to register those shares under the Securities Act. If requested by holders of a majority of the Registrable Securities after the second anniversary of the date of the initial public offering, Commtouch must file a registration statement under the Securities Act covering all Registrable Securities requested to be included by all holders of such Registrable Securities. Commtouch may be required to effect up to two such registrations. Commtouch has the right to delay any such registration for up to 120 days under certain circumstances, but not more than once during any 12-month period.

In addition, if Commtouch proposes to register any of its ordinary shares under the Securities Act other than in connection with a company employee benefit plan or a corporate reorganization pursuant to Rule 145 under the Securities Act, or a registration on any registration form that does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities, the holders of Registrable Securities may require Commtouch to include all or a portion of their shares in such registration, although the managing underwriter of any such offering has certain rights to limit the number of shares in such registration.

Further, a majority of the holders of Registrable Securities may require Commtouch to register all or any portion of their Registrable Securities on Form F-3, subject to certain conditions and limitations. All expenses incurred in connection with all registrations (other than fees, expenses and disbursements of counsel retained by the holders of the Registrable Shares, and underwriters' and brokers' discounts and commissions) will be borne by Commtouch.

The registration rights described in the preceding three paragraphs expire five years after the closing date of our initial public offering (July 16, 2004).

In addition, the Company granted registration rights to InfoSpace, Vulcan Ventures and Microsoft pursuant to which their holdings in the Company (including the warrant issued to InfoSpace) were registered on January 7, 2000.

Also, under the terms of the Wingra acquisition agreement, we are required to register the 1,568,869 shares issuable to the Wingra investors and employees, including shares currently issuable under options and warrants described above. The registration statement of which this prospectus is a part and a Form S-8 registration statement were filed to fulfill this requirement and became effective, respectively, on __________ and July 20, 2001.

Access to Information

We file reports with the Israeli Registrar of Companies regarding our registered address, our registered capital, our shareholders of record and the number of shares held by each, the identity of the directors and details regarding security interests on our assets. In addition, Commtouch must file with the Israeli Registrar of Companies its Articles of Association and a copy of any special resolution adopted by a general meeting of shareholders. The information filed with the Registrar of Companies is available to the public. In addition to the information available to the public, our shareholders are entitled, upon request, to review and receive copies of all minutes of meetings of our shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Wells Fargo Minnesota N.A.


                         SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our ordinary shares in the public market, or the possibility of these sales occurring, could adversely affect prevailing market prices for our ordinary shares or our future ability to raise capital through an offering of equity securities.

As of June 30, 2001 we had 17,286,373 ordinary shares outstanding. The 3,450,000 ordinary shares sold in our initial public offering in July 1999; the 1,344,086 ordinary shares and the warrant exercisable for 1,136,000 ordinary shares of InfoSpace and Vulcan Ventures registered in 2000 in a secondary offering along with the 707,965 ordinary shares held by Microsoft Corporation; and the 315,789 shares we issued to Rideau Ltd., a private investor, on June 30, 2001, are (or, in the case of the InfoSpace warrant, will be upon exercise of the warrant) freely tradable in the public market without restriction under the Securities Act, unless the shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. In addition, the 1,406,612 shares to which this prospectus relates will also be freely tradeable without restriction, unless otherwise indicated in the related prospectus supplement.

In connection with our acquisition of Wingra, we issued 1,285,294 of our ordinary shares to the Wingra investors (including fractional shares payable in cash), and as noted above we assumed warrants and options to issue an additional 137,233 shares to those investors (subsequently reduced to 121,329 due to expiration of certain options), and options to issue 168,382 ordinary shares to Wingra employees (subsequently reduced to 162,257 due to expiration of options of terminating employees). Further, 15% of the shares issued or issuable in connection with our acquisition of Wingra are subject to an agreement between us and the Wingra investors which prohibits each of them from transferring, selling or otherwise disposing of these shares until December 20, 2001. An additional five percent of the shares are held in escrow until December 5, 2001 in connection with payment of possible future claims by us arising out of the acquisition. We are required to register all of these shares. The registration statement of which this prospectus is a part was filed to fulfill this requirement as to 1,406,612 shares and became effective on _____________________, 2001. On July 20, 2001, we filed an additional registration statement on Form S-8 to cover the employee stock options which became exercisable for our shares upon consummation of the acquisition, which became effective on that date. Upon effectiveness of these registrations, the shares can be freely traded (subject to the restrictions noted), which could adversely impact our share price.

Also, the 850,000 shares to be issued to Hughes Holdings LLC and the up to 1,400,000 additional shares which Hughes will have an option to purchase, noted above under "Risk Factors--Recent Developments," will be freely tradeable, as will the warrants which we may issue to Hughes for 85,000 shares and 140,000 shares, respectively, in connection with these two purchases. Since our stock price has been below $0.75 per share, this funding has never been concluded.

The 3,684,211 shares remaining under our shelf registration statement after the recent issuance of 315,789 shares to Rideau Ltd. will be freely tradeable once issued. The shares to be issued to Hughes will originate from this registration statement.

The remaining ordinary shares outstanding upon completion of this offering will be "restricted securities" as that term is defined under Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.

Shares Subject to Restriction under Rule 144

Most of the restricted shares are subject to certain volume and other resale restrictions pursuant to Rule 144 because the holders are affiliates of Commtouch. In general, under Rule 144, an affiliate of Commtouch, or a person (including a group of related persons whose shares must be aggregated under the Rule) who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of

         o        1% of the  then  outstanding  ordinary  shares  (approximately
                  174,077  shares  immediately   following   completion  of  the
                  offering), or

         o the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission.

Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about Commtouch. A person who was not an affiliate of Commtouch for 90 days before the sale and who has beneficially owned the shares for at least two years may sell under Rule 144(k) without regard to the above limitations.


Shares Under Employee Benefit Plans

On January 20, 2000, we filed a Form S-8 registration statement under the Securities Act to register 5,400,000 ordinary shares issuable in connection with option exercises and shares reserved for issuance under all stock plans and agreements as well as 150,000 ordinary shares under the Company's Employee Stock Purchase Plan which the Company may issue to employees from time to time. The Company also issues employee and director stock options from time to time. Such options are subject to vesting periods after which the shares may be resold by the holders, subject to Rule 144 limitations if the holder is an affiliate. Of 2,404,390 options issued, 989,387 option shares were vested and unexercised as of June 30, 2001 and 1,145,014 options had been exercised. On July 20, 2001, the Company filed another Form S-8 registration statement to register: an additional 250,000 of our ordinary shares approved by our shareholders on August 10, 2000 for issuance under the Company's director stock option plan; an additional 79,156 shares issuable under our Employee Stock Purchase Plan; and 162,257 shares underlying options issuable to employees of Wingra pursuant to the terms of the Wingra merger agreement and the Wingra Technologies, LLC 1998 Unit Option Plan.

On April 30, 2001 our Board of Directors approved the "repricing" of outstanding stock options previously granted to employees, contingent upon the completion of certain regulatory filings. Previously granted options will be cancelled and new options will be issued with an exercise price equal to the par value of the shares. Options subject to the repricing must have an original exercise price of more than $10 per share and must be currently unexercised. The options will vest over three years with 1/3 vesting on February 15, 2002 and the remaining 2/3 vesting every six months for the next two years. After regulatory filings are completed, if these repriced options are issued the decreased option exercise price may cause optionees to exercise options immediately and resell the shares received in the exercise on the open market, which may cause downward pressure on the price of the shares. Options to purchase 1,521,988 shares are covered by this repricing.

Additional Restrictions

In addition to the restrictions imposed by the securities laws, 493,660 restricted shares were issued to certain Commtouch employees under agreements which give Commtouch Inc. a repurchase option on any unvested shares. The repurchase option lapses ratably over time. As of June 30, 2001, approximately 13,733 ordinary shares are subject to repurchase.

In addition, approximately 5% of the shares being offered are being held in escrow until December 5, 2001 in connection with payment of possible future claims by us arising out of the Wingra acquisition. Because of this restriction, the Selling Securityholders have no present intention to sell approximately 5% of the shares being offered by this prospectus until on or after December 5, 2001. Also, approximately an additional 15% of the shares to which this prospectus relates are subject to an agreement between us and the Selling Securityholders which prohibits each of them from transferring, selling or otherwise disposing of his or her shares until December 20, 2001. Because of this restriction, the Selling Securityholders have no present intention to sell approximately an additional 15% of their respective ordinary shares being offered by this prospectus until on or after December 20, 2001.


        OFFER STATISTICS AND EXPECTED TIMETABLE AND PLAN OF DISTRIBUTION

The Selling Securityholders may sell, directly or through brokers, the ordinary shares in one or more long or short transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As noted above under "Shares Eligible for Future Sale Additional Restrictions," certain of the shares covered by this prospectus are subject to contractual agreements entered into by the Selling Shareholders by which such shares may not be resold until certain time periods have elapsed.

Although none of the Selling Securityholders has advised us of the manner in which such Securityholder currently intends to sell its ordinary shares, the Selling Securityholders may choose to sell all or a portion (or none) of such shares from time to time in one or more of the following transactions:

o On any national securities exchange or quotation service on which the ordinary shares may be listed or quoted at the time of sale, including the Nasdaq National Market;

o  In the over-the-counter market;

o  In private transactions;

o  Through options or other derivative instruments;

o  By pledge to secure debts or other obligations;

o  Through block transactions;

o  Any other legally available means; or

o  A combination of any of the above transactions.

In connection with such sales, the Selling Securityholders and any participating broker may be deemed to be "underwriters" of the shares within the meaning of the Securities Act, although the offering of these securities may not be underwritten by a broker-dealer firm. If a Selling Securityholder qualifies as an "underwriter" under the Securities Act and the rules and regulations and interpretations thereunder, such person will be subject to the prospectus delivery requirements of the Act. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders. Any such commissions and profits realized on any resale of the shares might be deemed to be underwriting discounts and commissions under the Securities Act. Sales in the market may be made to broker-dealers making a market in the ordinary shares or other broker-dealers, and such broker-dealers, upon their resale of such securities, may be deemed to be underwriters in this offering.

In addition, any ordinary shares offered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The Company will bear all costs and expenses of the registration under the Securities Act and certain state securities laws of the ordinary shares, other than any discounts or commissions payable with respect to sales of such securities.

From time to time this prospectus may be supplemented or amended as required by the Securities Act. During any time when a supplement or amendment is required, the Selling Securityholders are required to stop making sales until the prospectus has been supplemented or amended. Further, the Company is required to maintain the effectiveness of the Registration Statement until the earlier of
(a) May 6, 2003 or (b) such time as all securities offered hereby have been sold.

We will make copies of this prospectus available to the Selling Securityholders and have informed the Selling Securityholders of the need for delivery of a copy of this prospectus to each purchaser of the ordinary shares prior to or at the time of such sale.

Pursuant to the terms under which the ordinary shares were issued to the Selling Securityholders, the Company has agreed to indemnify the Selling Securityholders against such liabilities as they may incur as a result of any untrue statement of a material fact in the Registration Statement, or any omission therein to state a material fact required to be stated therein or necessary in order to make the statements made not misleading. Such indemnification includes liabilities under the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities laws and the rules thereunder, but excludes liabilities for statements or omissions that were based on written information provided by the Selling Securityholders expressly for use in the Registration Statement, as to which the Selling Securityholders have agreed to indemnify the Company. The Company has also agreed to indemnify the Selling Securityholders against liabilities they may incur arising from any violation or alleged violation by the Company of the Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, or the Exchange Act or any state securities law.

Each Selling Securityholder and any other persons participating in a distribution of securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, Selling Securityholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distribution, subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered hereby.

Expenses Associated with Registration

We are paying substantially all of the expenses of registering the ordinary shares under the Securities Act and of compliance with blue sky laws, including registration and filing fees, printing and duplication expenses, administrative expenses, our legal and accounting fees and the legal fees of counsel on behalf of the Selling Securityholders. We estimate these expenses to be approximately $______________, which include the following categories of expenses:


         SEC registration fee ............................... $_________*
         Printing and engraving expenses ....................    10,000
         Legal fees and expenses ............................   100,000
         Accounting fees and expenses .......................   100,000
         Transfer agent and registrar fees and expenses .....    10,000
         Miscellaneous expenses .............................   ________
                                   ----------
         Total ..............................................  $

_____________
*This fee is being offset against the filing fee of $49,468.00 previously paid for Registration No. 333-31836, which was withdrawn prior to effectiveness.

                                   ==========

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


                                  LEGAL MATTERS

Certain legal matters with respect to United States law are being passed upon for Commtouch by McCutchen, Doyle, Brown & Enersen, LLP, San Francisco, California. The validity of the ordinary shares offered hereby is being passed upon for Commtouch by Naschitz, Brandes & Co., Tel-Aviv, Israel. The partners of Naschitz, Brandes & Co. and McCutchen, Doyle, Brown & Enersen, LLP beneficially own, in the aggregate, less than 1% of the outstanding shares of the Company.


                                     EXPERTS

Kost, Forer & Gabbay, a member of Ernst & Young International, independent auditors, have audited our consolidated financial statements included in our Annual report on Form 20-F for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Kost, Forer and Gabbay's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-3 with the SEC for the shares we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are required to file annual and special reports and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

We are subject to certain of the informational requirements of the Exchange Act. As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in
Section 16 of the Exchange Act, with respect to their purchases and sales of ordinary shares. In addition, we are not required to file quarterly reports or to file annual and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed by an independent accounting firm, as well as quarterly reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each such quarter.


                      INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by this prospectus or by information we file with the SEC in the future.

The following documents are incorporated by reference:

(a) Our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, as amended;

(b) Our two reports on Form 6-K for the month of May 2001 filed May 29, 2001 (containing quarterly information for the quarter ended March 31, 2001) and June 1, 2001 (reporting our transaction with Rideau Ltd. and other matters); our report on Form 6-K for the month of June 2001 filed June 12, 2001 (reporting our transaction with Hughes Holdings LLC and the termination of our equity line agreement with Torneaux Fund Ltd.); and our report on Form 6-K for the month of August filed August 10, 2001 (containing information for the quarter and six months ended June 30, 2001); and

(c) The description of our ordinary shares contained in the registration statement under the Exchange Act on Form 8-A as filed with the Commission on June 25, 1999, and any subsequent amendment or report filed for the purpose of updating this description.

In addition, all subsequent annual reports filed on Form 20-F prior to the termination of this offering are incorporated by reference into this prospectus. Also, we may incorporate by reference our future reports on Form 6-K by stating in those Forms that they are being incorporated by reference into this prospectus.

We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon oral or written request, a copy of any document incorporated by reference in this prospectus but not delivered with the prospectus (except for exhibits to those documents unless a document states that one of its exhibits is incorporated into the document itself). Such requests should be directed to Sunil Bhardwaj, Chief Financial Officer, c/o Commtouch Inc., 2029 Stierlin Court, Mountain View, California 94043-4655. Our corporate website address is http://www.commtouch.com. The information on our website is not intended to be a part of this prospectus.


                       ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Israel, and many of our directors and many of the executive officers and the Israeli experts named herein are not residents of the United States and substantially all of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and executive officers or the Israeli experts named herein and enforcement of judgments obtained in the United States against us, and our directors and executive officers, or the Israeli experts named herein, may be difficult to obtain within the United States. Commtouch Inc. is the U.S. agent authorized to receive service of process in any action against us arising out of this offering or any related purchase or sale of securities. We have not given consent for this agent to accept service of process in connection with any other claim.

We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

   * the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,

   * the judgment is no longer appealable,

   * the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and

   * the judgment is executory in the state in which it was given.

Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if (i) the judgment was obtained by fraud, (ii) there was no due process, (iii) the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel, (iv) the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid, or (v) at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel. Judgments rendered or enforced by Israeli courts will generally be payable in Israeli currency. Judgment debtors bear the risk associated with converting their awards into foreign currency, including the risk of unfavorable exchange rates.

                            1,406,612 Ordinary Shares




                             COMMTOUCH SOFTWARE LTD.




                             -----------------------

                                   PROSPECTUS

                             -----------------------




                                     , 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 8. Indemnification of Directors and Officers.

Israeli law permits a company to insure an Office Holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her fiduciary duty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an Office Holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an Office Holder. Moreover, a company can indemnify an Office Holder for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or her or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or other persons, or in connection with a criminal action which does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an Office Holder.

Our Articles of Association allow us to insure and indemnify Office Holders to the fullest extent permitted by law provided such insurance of indemnification is approved by our Audit Committee. Pursuant to these provisions, we have in effect insurance policies covering our directors and officers.

Certain members of our management team are officers of our subsidiary, Commtouch Inc., a California Corporation, or reside in California. The Articles of Incorporation of Commtouch Inc. provide that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law and that the corporation is authorized to provide for the indemnification of agents of the corporation, as defined in
Section 317 of the California General Corporation Law, in excess of that expressly permitted by Section 317 for breach of duty to the corporation and its shareholders to the fullest extent permissible under California law.


With  respect to all  proceedings  other than  shareholder  derivative  actions,
Section 317 permits a California corporation to indemnify any of its directors, officers or other agents only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. In the case of derivative actions, a California corporation may indemnify any of its directors, officers or agents only if such person acted in good faith and in a manner such person believed to be in the best interests of the corporation and its shareholders. Furthermore, in derivative actions, no indemnification is permitted (i) with respect to any matter with respect to which the person to be indemnified has been held liable to the corporation, unless such indemnification is approved by the court; (ii) of amounts paid in settling or otherwise disposing of a pending action without court approval; or (iii) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval. To the extent that a director, officer or agent of a corporation has been successful on the merits in defense of any proceeding for which indemnification is permitted by
Section 317, a corporation is obligated by Section 317 to indemnify such person against expenses actually and reasonably incurred in connection with the proceeding.

Pursuant to the terms under which the ordinary shares were issued to the Selling Securityholders, the Company has agreed to indemnify the Selling Securityholders against such liabilities as they may incur as a result of any untrue statement of a material fact in the Registration Statement, or any omission therein to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. Such indemnification includes liabilities under the Securities Act, the Exchange Act, state securities laws and the rules  thereunder,  but  excludes  liabilities  for  statements  or
omissions   that   were   based  on   information   provided   by  the   Selling
Securityholders, as to which the Selling Securityholders have agreed to indemnify the Company. The Company has also agreed to indemnify the Selling Securityholders against liabilities they may incur arising from any violation or alleged violation by the Company of the Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, or the Exchange Act or any state securities law.



Item 9. Exhibits.

The exhibits listed on the exhibit index to this filing are incorporated herein by reference.


Item 10. Undertakings.

(a) The undersigned Registrant hereby undertakes:

     (1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

         (iii) to include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any other material change to such information in the Registration Statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Clara, state of California, on August 22, 2001.

                                            COMMTOUCH SOFTWARE LTD.


                                            By:   /s/ SUNIL BHARDWAJ
                                            -----------------------------
                                                     Sunil Bhardwaj
                                                     Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Name                                          Title                    Date
-----------------------------  ---------------------------------------  --------------
  /s/ GIDEON MANTEL*           Chief Executive Officer and Director     August 22, 2001
---------------------------    (Principal Executive Officer)
      Gideon Mantel


  /s/ SUNIL BHARDWAJ*          Chief Financial Officer (Principal       August 22, 2001
---------------------------    Financial Officer)
    Sunil Bhardwaj


  /s/ DEVYANI PATEL*           Controller                               August 22, 2001
---------------------------    (Principal Accounting Officer)
    Devyani Patel

  /s/ CAROLYN CHIN*            Director                                 August 22, 2001
---------------------------
    Carolyn Chin

  /s/ AMIR LEV*                Director                                 August 22, 2001
---------------------------
    Amir Lev

  /s/ ALLAN C. BARKAT*         Director                                 August 22, 2001
---------------------------
    Allan C. Barkat

  /s/ YAIR SAFRAI*             Director                                 August 22, 2001
---------------------------
    Yair Safrai

  /s/ ELTON KING*              Director                                 August 22, 2001
---------------------------
    Elton King

  /s/ RICHARD SORKIN*          Director                                 August 22, 2001
---------------------------
    Richard Sorkin

  /s/ NAHUM SHARFMAN*          Director                                 August 22, 2001
---------------------------
    Nahum Sharfman

  /s/ SUNIL BHARDWAJ           *Individually and as Attorney-in-fact    August 22, 2001
---------------------------    and Authorized U.S. Representative
     Sunil Bhardwaj

                                  Exhibit Index



 Exhibit
 Number                    Description of Document
-------- -----------------------------------------------------------------------

  2.0 Amended and Restated Merger and Exchange Agreement dated November 24, 2000 among Commtouch Software Ltd., Commtouch Inc., CW Acquisition
         Corporation, Wingra, Incorporated, the holder of certain of the outstanding capital stock of Wingra, Incorporated, and the holders of all the outstanding membership interests in Wingra Technologies, LLC other than that owned by Wingra, Incorporated (incorporated by reference to Exhibit 3 to Report of the Registrant on Form 6-K for the month of January 2001 [File No. 000-26495]).

  5.1 Opinion of Naschitz, Brandes & Co., Israeli counsel to the Registrant, as to certain legal matters with respect to the legality of the shares.

  23.1   Consent  of  Kost,   Forer  &  Gabbay,   a  member  of  Ernst  &  Young
         International, independent auditors.

  23.2   Consent of Naschitz, Brandes & Co. (contained in Exhibit 5.1)

  23.3   Consent of McCutchen, Doyle, Brown & Enersen, LLP.

  24.1   Power of Attorney of directors and certain officers of the Registrant.